SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13D**

Under the Securities Exchange Act of 1934
(Amendment No.      )*

Fremont General Corporation
(Name of Issuer)

Common Stock, $1.00 Par Value
(Title of Class of Securities)

357288109
(Cusip Number)

Brandon Teague
301 Commerce Street, Suite 3200
Fort Worth, Texas 76102
(817) 332-9500
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 12, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [  ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares of stock reported herein is 6,500,000, which constitutes approximately 8.3% of the total number of shares outstanding.  All ownership percentages set forth herein assume that there are 77,862,000 shares outstanding.

1.     Name of Reporting Person:

           Amalgamated Gadget, L.P.

2.     Check the Appropriate Box if a Member of a Group:

            (a) /   /

            (b) /   /

3.     SEC Use Only

4.     Source of Funds: OO (See Item 3)

5.     Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

          /   /

6.     Citizenship or Place of Organization: Texas

                         7.     Sole Voting Power:  6,500,000 (1)
Number of
Shares
Beneficially      8.     Shared Voting Power:  -0-
Owned By
Each
Reporting         9.     Sole Dispositive Power:  6,500,000 (1)
Person
With
                        10.     Shared Dispositive Power:  -0-

11.     Aggregate Amount Beneficially Owned by Each Reporting Person:

           6,500,000

12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

            /   /

13.     Percent of Class Represented by Amount in Row (11): 8.3%

14.     Type of Reporting Person: PN
--------------
(1)    The shares were purchased by Amalgamated Gadget, L.P. for and on behalf of R2 Investments, LDC ("R2") pursuant to an Investment Management Agreement.  Pursuant to such Agreement, Amalgamated Gadget, L.P. has sole voting and dispositive power over the shares and R2 has no beneficial ownership of such shares.

ITEM 1.   SECURITY AND ISSUER.

This statement relates to the Common Stock, $1.00 par value (the "Common Stock") of Fremont General Corporation (the "Issuer").  The principal executive offices of the Issuer are located at 2425 Olympic Boulevard, 3rd Floor, Santa Monica, California 90404.

ITEM 2.  IDENTITY AND BACKGROUND.

(a)  Pursuant to Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby files this Schedule 13D Statement on behalf of Amalgamated Gadget, L.P., a Texas limited partnership ("Amalgamated"), the "Reporting Person." Additionally, information is included herein with respect to the following persons (collectively, the "Controlling Persons"):  Scepter Holdings, Inc., a Texas corporation ("Scepter"), and Geoffrey Raynor ("Raynor").  The Reporting Person and the Controlling Persons are sometimes hereinafter collectively referred to as the "Item 2 Persons."  The Item 2 Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Item 2 Persons that such a group exists.

(b)-(c)

Reporting Person

Amalgamated is a Texas limited partnership, the principal business of which is providing investment consulting services to third parties.  The principal address of Amalgamated, which also serves as its principal office, is 301 Commerce Street, Suite 3200, Fort Worth, Texas 76102.

Controlling Persons

Pursuant to Instruction C to Schedule 13D of the Act, information with respect to the Controlling Persons is set forth below.  The principal address of each Controlling Person, which also serves as its principal office, is 301 Commerce Street, Suite 3200, Fort Worth, Texas 76102.

Scepter is a Texas corporation, the principal business of which is serving as the general partner of Amalgamated and activities related thereto.  Raynor is the sole shareholder, the director and the President of Scepter.

Raynor's principal occupation or employment is serving as the President of Scepter.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The source and amount of the funds used or to be used by the Reporting Person to purchase the shares is set forth below.

REPORTING PERSON	SOURCE OF FUNDS	AMOUNT OF FUNDS
Amalgamated	Other	Not Applicable (1)

(1)  Amalgamated has not expended any of its funds for purchases of the Common Stock reported herein.  Amalgamated, however, expended $32,277,740.54 of the funds of R2 to purchase the Common Stock.

ITEM 4.  PURPOSE OF TRANSACTION.

     On October 16, 2007, the Reporting Person sent a letter to the Issuer outlining the Reporting Person's current intentions as follows:

     As the holder of 6,500,000 shares (approximately 8.3% of the shares outstanding), we continue to follow recent developments with interest and concern, especially your efforts to consummate a transaction with Gerald J. Ford.

     We generally applaud your opposition to Mr. Ford's apparent efforts to reprice the original Investment Agreement dated May 21, 2007. But we strongly believe that the time has now come to stop the Company's non-public and unproductive negotiations with the Ford group and instead conduct a fair and open auction process so that the Company can obtain the best available terms. We also believe that this process should be as public as possible and that shareholders should have the right to participate to the greatest extent feasible in both the auction process and in any resulting transaction. We ourselves are prepared to make a proposal at least as attractive as Mr. Ford's original terms, subject only to due diligence, and we would also work with the FDIC to engage a suitable CEO within 90 days. "Due diligence" is a courtesy that Mr. Ford has been extended now for the past eight months while the rest of us have been kept in the dark.

     We vehemently oppose any secretly negotiated deal with Gerald Ford (or anyone else, for that matter) and intend to use all means at our disposal, including litigation, to oppose it. If, however, at the conclusion of a fair and open process, Mr. Ford were to present the best transaction terms, then that transaction would receive our support.

     Except as specified above, the Reporting Person acquired and continues to hold the shares reported herein for investment purposes.  Depending on market conditions and other factors that the Reporting Person may deem material to its investment decisions, the Reporting Person may sell all or a portion of the shares, or may purchase additional shares, on the open market or in a private transaction.

     Except as set forth in this Item 4, the Reporting Person has no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a)

Reporting Person

Amalgamated

Pursuant to an Investment Management Agreement with R2, Amalgamated may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 6,500,000 shares of the Common Stock, which constitutes approximately 8.3% of the outstanding shares of the Common Stock.

Controlling Persons

Scepter

Because of its position as the sole general partner of Amalgamated, Scepter may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 6,500,000 shares of the Common Stock, which constitutes approximately 8.3% of the outstanding shares of the Common Stock.

Raynor

Because of his position as the President and sole shareholder of Scepter, which is the sole general partner of Amalgamated, Raynor may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 6,500,000 shares of the Common Stock, which constitutes approximately 8.3% of the outstanding shares of the Common Stock.

To the best of the knowledge of the Reporting Person, other than as set forth above, none of the persons named in Item 2 herein is the beneficial owner of any shares of the Common Stock.

(b)

Reporting Person

Amalgamated

Acting through its general partner, Amalgamated has the sole power to vote or to direct the vote and to dispose or to direct the disposition of an aggregate of 6,500,000 shares of the Common Stock.

Controlling Persons

Scepter

As the sole general partner of Amalgamated, Scepter has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 6,500,000 shares of the Common Stock.

Raynor

As the President and sole shareholder of Scepter, which is the sole general partner of Amalgamated, Raynor has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 6,500,000 shares of the Common Stock.

(c)  During the last 60 days, the Reporting Person has purchased (P) and sold (S) shares of the Common Stock in transactions on the New York Stock Exchange as follows:

DATE	NUMBER OF SHARES PURCHASED OR SOLD	PRICE PER SHARE

09/19/07	3,000 (S)	$ 5.70
09/19/07	64,500 (S)	$ 5.70
09/19/07	50,000 (S)	$ 5.68
10/09/07	37,252 (P)	$ 3.71
10/09/07	464,100 (P)	$ 3.76
10/09/07	835,800 (P)	$ 3.70
10/10/07	364,500 (P)	$ 4.05
10/10/07	300,000 (P)	$ 4.38
10/10/07	981,048 (P)	$ 4.38
10/10/07	28,300 (S)	$ 4.39
10/12/07	152,179 (P)	$ 4.10
10/12/07	168,500 (P)	$ 4.15
10/12/07	224,200 (P)	$ 4.08
10/12/07	211,800 (P)	$ 4.08
10/12/07	220,000 (P)	$ 4.10
10/15/07	160,000 (P)	$ 3.99
10/15/07	222,000 (P)	$ 3.98
10/15/07	240,000 (P)	$ 3.92
10/15/07	367,800 (P)	$ 3.92
10/16/07	650,000 (P)	$ 4.04

Except as set forth in this paragraph (c), to the best of the knowledge of the Reporting Person, none of the Item 2 Persons have effected any transactions in the Common Stock during the past 60 days.

The Reporting Person affirms that no person other than those persons named in Item 2 has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Common Stock owned by such Reporting Person.

(e)  Not applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
             RESPECT TO SECURITIES OF THE ISSUER.

Not Applicable.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Not Applicable.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     DATED: October 16, 2007

AMALGAMATED GADGET, L.P. By: Scepter Holdings, Inc., its general partner By: /s/ Brandon Teague Brandon Teague, Director of Trading